SIMPSON THACHER & BARTLETT LLP

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                                                                                                  December 15, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Celeste M. Murphy

Re:	Tender Offer for Placer Dome Inc. by Barrick Gold Corporation Schedule 14D-9 filed November 23, 2005, as amended File No. 005-52643

Ladies and Gentlemen:

        On behalf of Placer Dome Inc. ("Placer Dome" or the "Company"), we hereby submit the following responses to the comments contained in the letter from the Staff of the Commission, dated December 9, 2005, to Robert E. Spatt of this firm, which is serving as U.S. counsel to the Company in connection with the unsolicited exchange offer announced by Barrick Gold Corporation. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein.

Schedule 14D-9

The Board believes that the Barrick Shares are subject to risk and uncertainty due to Barrick's hedging practices and strategy, page 8

Barrick may incur substantial reductions in revenue upon settlement of its gold sales contracts, page 8

1.
We note your discussion of Barrick's worsening negative mark-to-market value of Barrick's gold sales contracts due to rising gold prices. You state that "Barrick's gold sales contracts must ultimately be settled and, if settled at today's prevailing gold prices, would likely have a significant adverse impact on Barrick's financial results." It appears to us that there is no reason to believe that some or any of Barrick's gold sales contracts will be or are required to be "settled at today's gold prices." For example, it appears that Barrick has the ability to defer settlement of the contracts over the ten year term of the contracts which, as disclosed in Barrick's annual report, start to expire in 2014 to 2017, despite the fact that Barrick may have a corporate strategy to reduce the contracts each year. Please tell us the reason for the inclusion of such statements, for example, if you know of gold sales contracts that require settlement at certain dates or prices. In the future, please provide support for the inclusion of such statements in your filings.

        In response to the Staff's comment, Placer Dome notes that it included the cited statements regarding a possible adverse impact on Barrick's financial results in connection with the settlement of Barrick's gold sales contracts in order to provide what it believes is necessary disclosure to its shareholders regarding differences in the risks posed by holding Placer Dome shares and holding Barrick shares. According to Barrick's third quarter 2005 report and as noted in Placer Dome's Directors' Circular, Barrick's gold sales contracts have an average delivery price of approximately $300 per ounce. By contrast, as of the date of Placer Dome's Directors' Circular, the spot price for gold was approximately $492 per ounce, and as of December 12, 2005, the spot price had hit a 24-year high of approximately $541 per ounce. Although Barrick may not be required to deliver into its gold sales contracts at a particular time, it has publicly disclosed its intent to reduce its hedge book, and has not updated or corrected this disclosure to explain a change in this corporate strategy. In addition, to the extent gold prices continue at prices near their current levels or continue to increase and Barrick delivers into its contracts, Barrick will continue to suffer opportunity costs with respect to the sales it could have made at market prices and as discussed in response to Comment #3, it may adversely impact Barrick's financial results.

        As discussed in our letter to you dated November 30, 2005, Placer Dome believes Barrick's public disclosures do not adequately describe the risk associated with its gold sales contracts. Particularly because the approach to hedging taken by Barrick is different from that taken by Placer Dome, Placer Dome believes it is important to highlight this risk to its shareholders, who are being asked to accept Barrick shares in the exchange offer. Placer Dome believes that at the time a gold sales contract is entered into, a delivery date must be established and the specifics of these contracts (including the form of the forward sales agreement, the quantity of ounces committed and the expected price to be received) must be summarized by year and communicated in its regulatory filings. Once Placer Dome establishes a delivery schedule, it does not defer gold delivery to future periods.

        Industry analysts recognize the companies' different approaches to hedging. For example, TD Newcrest's research report dated May 13, 2005, initiating coverage on both Barrick and Placer Dome (the "TD Newcrest Report"), states the following:

    Placer is delivering into its superior priced hedge book whereas Barrick is for the most part pushing its lower priced contracts out and at the same time converting them to higher prices in 10 years. The problem we see with this is that while Placer is reducing its hedgebook by delivering into it, Barrick is extending its life as a hedger and long after the present Placer Dome hedge book has expired, Barrick will be looking at the contracts it pushed out from 2005.

        Prudential Equity Group, LLC's report on Placer Dome dated May 16, 2005 states, "Unlike other companies, such as Barrick Gold, [Placer Dome] does not roll over maturing positions, which represents a decision to wait for a subsequent decline in gold prices for a better delivery opportunity with a lesser opportunity cost."(1)

(1)
We will supplementally provide to you copies of (i) an excerpt from the TD Newcrest Report, (ii) the cited report of Prudential Equity Group, LLC dated May 16, 2005 relating to Placer Dome, (iii) the research report of Prudential Equity Group, LLC dated July 29, 2005/August 1, 2005 relating to Barrick cited in response to Comment #3 and (iv) the report of TD Newcrest regarding Placer Dome date November 24, 2005 cited in response to Comment #3.

        Placer Dome advises the Staff that it will provide support for the inclusion of similar statements in future filings.

2.
In the future, when analyzing Barrick's hedging strategy, please provide the context of the significance of the quantity of the ounces under contract versus Barrick's total proven and probable reserves and its annual production.

        In response to the Staff's comment, Placer Dome advises the Staff that it will provide the requested context when making similar statements in the future.

3.
We note your statement on page 8 that "Despite expressing a positive view on the future price of gold, Barrick has chosen to defer the settlement of gold sales contracts, thereby potentially burdening future years' financial results." Please tell us why you believe that hedging practices, commonly found within the gold producing community, are inconsistent with expressing a positive view on the future price of gold. Please refrain from making such statements, without support, that hedging practices will "potentially burden future years' financial results," as this is not a novel or unique condition of Barrick vis-à-vis industry practice.

        In response to the Staff's comment, Placer Dome notes that it does not believe that standard hedging practices are inconsistent with expressing a positive view of the future price of gold. However, Placer Dome believes that continuing to defer delivery into contracts rather than settling them on schedule (or consistent with stated corporate strategy), combined with a stated expectation that gold prices will increase, represents a risk to shareholders that are being asked to accept Barrick shares. Placer Dome's statements were made to assist its shareholders in understanding Barrick's hedging practices as compared to Placer Dome's. As described in the response to Comment #1 above, these practices differ, and Placer Dome respectfully submits that in the context of an offer where its shareholders are being asked to exchange shares of Placer Dome for shares of Barrick, the appropriate comparison is Placer Dome vs. Barrick, rather than Barrick vs. the industry.(2)

        With respect to the prospect of deferrals of settlement of gold sales contracts burdening future years' results, Placer Dome continues to believe this is a legitimate risk that should be understood by its shareholders, as a point of comparison against Placer Dome's practices, among other reasons. For every ounce of gold Barrick produces, they must elect either to sell the ounce into the spot market at prevailing gold prices or deliver it into their gold sales contracts at a price well below prevailing gold prices. Each time Barrick elects to sell into the spot market, they defer an obligation to deliver into existing sales contracts that must ultimately be settled. Although the ultimate results of this strategy will not be known until the delivery is effected, if gold prices remain above the low average price of Barrick's gold sales contracts, the ultimate settlement will adversely affect Barrick's financial results. Barrick acknowledges this in (1) its quarterly report for the quarter ended September 30, 2005, in which it states, "The price realized for gold sales in the fourth quarter 2005 and beyond will depend upon market conditions and the

(2)
Furthermore, Placer Dome does not believe that an "industry" comparison in this context is particularly meaningful, as the three senior gold producers — Barrick, Placer Dome and Newmont Mining Corporation — take very different approaches to the matter. The basic differences between Placer Dome and Barrick are described above, whereas Newmont generally avoids hedging. See also the TD Newcrest Report at page 25, which states "In our view, the topic of hedge books need only concern Placer Dome and Barrick as the other large North American companies no longer hedge and some never did."

selling prices of any gold sales contracts into which we voluntarily deliver, which could be below the prevailing spot market prices"(3) and its annual information form for the year ended December 31, 2004, in which it states, "There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of their fixed-price gold forward sales hedge program." Placer Dome would suggest that if Barrick truly believes that gold prices are increasing over time (and the president of Newmont Mining Corporation was recently quoted by Bloomberg L.P. as expressing the view that the price of gold may rise to as much as $1000 per ounce over the next 5 to 7 years), Barrick's decision to continue to defer the satisfaction of lower priced hedge contracts would seem to represent the failure to mitigate what would be an increasingly large potential problem. Analysts and the press have also recognized it as a business risk — see, e.g., the statements from the TD Newcrest Report cited in response to Comment #1 above and the research report of Prudential Equity Group. LLC dated July 29, 2005/August 1, 2005 relating to Barrick, which states that a spike in gold prices "would increase Barrick's mark-to-market loss on its hedge book, hurt investor psychology and could require the company to deliver into its hedges at a large opportunity cost, for which the stock market might discount the stock" and a recent article in The Globe and Mail, which notes that "as gold goes higher, [Barrick's] hedge book becomes more of an albatross."(4) In response to the issuance of Placer Dome's Directors' Circular, TD Newcrest agreed with Placer Dome's statements regarding the risks associated with Barrick shares due to Barrick's hedging practices and strategy, noting that "Barrick's book is getting worse on a mark-to-market basis with each dollar increase in the price of gold" and that they "share Placer Dome's opinion that Barrick is doing this deal to compensate for its declining production profile and large negative hedge position, with Placer's hedge position in much better shape than Barrick's."(5)

        Although, as described above, Placer Dome believes this is an important risk to highlight to its shareholders in the context of Barrick's exchange offer, Placer Dome informs the Staff that it will provide additional support, including, where appropriate, a statement of comparison to Placer Dome's practices, with respect to similar statements made in the future.

4.
In future filings refrain from making statements such as "[h]ad Barrick settled the gold sales contracts and other gold hedge commitments as disclosed in Barrick's 2001 Annual Report, the reported pre-tax earnings and cash flow for the period between January 2002 and September 2005 would have been reduced by approximately $250 million." It does not appear that Barrick was required to or should have settled such commitments. Further, as you know, as is industry practice, such commitments were likely not settled for business reasons.

        In response to the Staff's comment, Placer Dome informs the Staff that it will refrain from making similar statements in the future. However, Placer Dome respectfully refers the Staff to its response to Comments #1 and #3 above with respect to Barrick's stated corporate strategy regarding the reduction of its hedge book and Placer Dome's views with respect to the importance of explaining to its shareholders the difference between Barrick's and Placer Dome's practices relating to the settlement of gold sales contracts (or the deferral thereof).

(3)
Substantially identical statements have been included in each of Barrick's quarterly reports of 2005.

(4)
Derek DeCloet, "Does Newmont Need Placer? Maybe Not," The Globe and Mail, December 13, 2005.

(5)
TD Newcrest, Action Notes on Placer Dome Inc., November 24, 2005.

5.
We note your statement on page 9 that "[t]he gold sales contracts that Barrick settled in 2004 and through September 2005 exceed the average price of its gold sales contracts, thereby worsening the negative mark-to-market value of Barrick's overall gold sales contracts in future years." Please tell us what you mean by this statement.

        Placer Dome's statement was derived from Barrick's public disclosure and is meant to highlight to Placer Dome's shareholders that by choosing to make only limited deliveries under selected gold sales contracts that provide prices above the average price of its gold sales contracts, Barrick is deferring settlement on its lower-priced contracts. Assuming that spot gold prices continue at or above current prices, that choice will result in a lower mark-to-market value of the remaining contracts than if deliveries had been made under contracts with prices closer to (or below) the average. Based on information included in Barrick's annual report for the year ended December 31, 2004 and its quarterly report for the quarter ended September 30, 2005, the average current value of Barrick's gold sales contracts, as of the dates of such filings, was approximately $300 per ounce. The value of the contracts will change over time and is dependent upon interest rates and gold lease rates, among other factors. In deciding which of its contracts to deliver into during 2004 and 2005, it appears that Barrick selected those with a significantly higher current value (averaging $365 per ounce in 2004 and $375 per ounce in 2005) than the average, thereby increasing the per ounce gold price realized during these periods as compared to the price that would have been realized had Barrick selected contracts at prices closer to the average price. Barrick's selection of higher-value contracts to deliver into reduces the overall average value of the remaining contracts, which in turns increases the negative mark-to-market value of the remaining gold sales contracts.

Schedule 14D-9/A filed November 25, 2005

6.
We note the statements by Peter Tomsett, President and CEO of Barrick, found in the Placer Dome Investment Community Conference Call held November 23, 2005 at 9:30 a.m. found on page 5 of Exhibit (a)(9). When discussing Barrick's financial performance as being "partially driven by deferring delivery of gold into their hedge positions", we urge you to be mindful of providing appropriate support, or, alternatively, refraining from making such statements. Further, your characterization of the strategy continuing to "mortgage the future for the benefit of short term results" and the growing significant financial obligation accruing does not include the appropriate balance regarding industry practice, as described above. In future statements and filings please provide support for your statements.

        In response to the Staff's comment, Placer Dome advises the Staff that it will provide support for similar statements made in the future. Placer Dome notes, however, that it believes the issues raised by the statements cited in the Staff's comment are legitimate concerns that should be understood by its investors, particularly in light of the different approaches to hedging taken by Barrick and Placer Dome. For the reasons discussed in response to Comment #3, Placer Dome believes that Barrick's selective deliveries into higher-priced gold sales contracts and their continued deferral of deliveries into gold sales contracts at prices well below market levels in order to sell into the spot market does in fact improve Barrick's short-term financial performance and extend the risks of greater opportunity costs in the future. Placer Dome believes that Barrick's public disclosures support this view, and further, as described above, believes that Barrick's deferral practices differ from Placer Dome's and are not representative of industry practice in this regard.

7.
Tell us how you calculate that "As of September 30, 2005, Barrick's unrealized mark-to-market loss on installed hedges was $2.4 billion." Further, it appears that you may more accurately characterize these contracts as "opportunity costs," not loss. As we understand it, as long as the prices on the gold contracts cover Barrick's costs there is no loss. In future filings please avoid stating an opportunity cost as a loss and provide the basis for such statements.

        Placer Dome advises the Staff that its calculation of the $2.4 billion figure was based on disclosure on pages 17 and 18 of Barrick's quarterly report for the quarter ended September 30, 2005, which states that, as of September 30, 2005: (i) Barrick's fixed-price gold sales contracts had a negative mark-to-market value of $1.1 billion; (ii) Barrick's floating spot price contracts had a negative mark-to-market value of $60 million; and (iii) Barrick's gold sales contracts allocated to its Pascua-Lama project had a negative mark-to-market of $1.19 billion. The sum of these three numbers is $2.35 billion, or approximately $2.4 billion.

        With respect to the Staff's comment regarding the use of the term "loss," Placer Dome notes that Barrick itself uses the phrases "unrealized mark-to-market loss" and "opportunity loss" in its disclosure relating to its derivative contracts (see page 79 of Barrick's annual information form for the year ended December 31, 2004 and page 57 of its 2004 Annual Report to Shareholders (included as Exhibit 3 to its Form 40-F for the year ended December 31, 2004)). However, in response to the Staff's request, Placer Dome advises the Staff that it will refer to "opportunity costs," rather than "losses," in similar statements made in the future.

        Please call Robert Spatt (212-455-2685) or Ellen Patterson (212-455-2499) of this firm with any questions you may have regarding this response.

Very truly yours,
/s/ Robert Spatt
Robert Spatt
cc:
Don Rose, Placer Dome Inc.
Clay Horner, Osler Hoskin & Harcourt LLP
Douglas Bryce, Osler Hoskin & Harcourt LLP